Advanced Series Trust

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

April 16, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement on Schedule 14A : Advanced Series Trust

To the Securities and Exchange Commission:

On behalf of the Advanced Series Trust (the “Trust”), we are responding herewith to telephone comments given by Ms. Sally Samuel of the SEC staff (the “Staff”) on April 13, 2015 with respect to a preliminary proxy statement filed by the Trust on Schedule 14A on April 2, 2015.

A summary of Ms. Samuel’s comments are included herein and the responses are keyed accordingly, as set forth below.

1.	Comment

The proxy statement includes three different proposals, although all of the proposals are not applicable to all of the portfolios of the Trust. Pursuant to Schedule 14A, Item 22 (3)(ii), when a proxy statement solicits a vote on proposals affecting more than one fund but the proposals do not apply to all of the funds, a summary of all of the proposals should be presented in a table form, together with an indication of which fund(s) are being solicited with respect to each proposal. Please include the required table in the proxy statement.

Response

A table identifying, for each proposal, the applicable portfolios, has been added to the proxy statement.

2.	Comment

In the Question & Answer section of the proxy statement, and possibly elsewhere in the proxy statement, the terms “contractowner” and “shareholder” are not clearly distinguished and appear to be used interchangeably. The term “shareholder” should only be used when referring to the insurance company(ies) as the legal owner of the shares of the portfolios of the Trust.

Response

We have reviewed the proxy statement, and we believe that the terms “contractowner” and “shareholder” are properly and appropriately used and distinguished. Therefore, we respectfully decline to include further revisions.

3.	Comment

With respect to Question No. 7 in the Question & Answer section, the Answer does not discuss or indicate the duration of time during which the management fee reduction will be in effect if approval to increase the 12b-1 fee is obtained. Please revise the Answer to Question No. 7 to discuss the period of time during which the affected portfolios’ management fees will be reduced if the 12b-1 fee rate is increased.

Response

The Answer to Question No. 7 states, in pertinent part, that “[n]either the Rule 12b-1 fee nor the contractual investment management fee rate may be increased without the approval of both the AST Board and shareholders.” We have added additional language to confirm that, if the increased 12b-1 fee rate is approved, the reduced management fee rates could not thereafter be increased without Board and shareholder approval.

4.	Comment

In Proposal No. 1, the disclosure appearing under “Required Vote” does not explain the practical impact of the plurality voting requirement where, as is the case here, the number of nominees standing for election is the same as the number of board positions available. Please include appropriate additional explanation.

Response

Additional explanatory language has been added to the proxy statement.

5.	Comment

With respect to Proposal No. 2, since Proposal No. 2 seeks action with respect to a distribution plan, pursuant to Schedule 14A, Item 22(d)(2)(iii), the proxy statement must disclose the amount of distribution fees paid by each portfolio of the Trust during its most recent fiscal year, both in the aggregate and as a percentage of each portfolio’s average net assets during the period. Please include the required disclosure in the proxy statement.

Response

A table which includes the requested distribution fee disclosures has been added to the proxy statement.

6.	Comment

With respect to Proposal No. 2, please include disclosure /explanation concerning what would happen to the existing 0.10% 12b-1 fee if Proposal No. 2 is not approved by one or more of the Trust’s portfolios.

Response

If Proposal No. 2 is not approved by one or more of the Portfolios, then the existing 12b-1 plan and associated 0.10% 12b-1 fee rate would remain in effect. Additional disclosure has been added to the proxy statement.

7.	Comment

With respect to Proposal No. 2, please include for each portfolio the aggregate amount of management fees paid for the last fiscal year, as required pursuant to Schedule 14A, Item 22(c)(1)(iii), as well as the other disclosures required pursuant to Schedule 14A, Item 22(c)(8).

Response

Because the proxy statement does not seek any shareholder action or approval with respect to changes in an advisory agreement, we do not believe that these disclosure requirements are applicable. Therefore, we respectfully decline to include the requested additional disclosure.

8.	Comment

With respect to Proposal No. 2, please include for each portfolio for the most recently completed fiscal year, the aggregate amount of commissions paid to any affiliated brokers, and the percentage of each portfolio’s aggregate brokerage commissions paid to any such affiliated brokers. This disclosure is required under Schedule 14A,
Item 22(c)(13), (14).

Response

Because the proxy statement does not seek any shareholder action or approval with respect to changes in an advisory agreement, we do not believe that these disclosure requirements are applicable. Therefore, we respectfully decline to include the requested additional disclosure.

9.	Comment

In the Voting Information section of the proxy statement, please include disclosure explaining that any shares held by the insurance company(ies) will be voted proportionally.

Response

The requested disclosure has been added to the proxy statement.

10.	Comment

In the Voting Information section of the proxy statement, in the subsection entitled Solicitation of Proxies and Voting Information, please include pursuant to Schedule 14A, Item 4(b)(3) the required disclosures pertaining to the proxy solicitation firm to be used. Required disclosures include (i) the material features of the contract with the solicitation firm; (ii) the cost or anticipated costs of the services to be provided; and (iii) the approximate number of employees of the solicitation firm who will be engaged in solicitation.

Response

The requested disclosure has been added to the proxy statement.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the proxy statement, (ii) SEC staff comments or changes to disclosure in the proxy statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the proxy statement; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

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